June 3, 2026

Li Wai Chung
Chief Executive Officer
FiEE, Inc.
3-33, 2-chome Utajima, Nishiyodogawa District
Osaka, Japan
852-28166813

        Re: FiEE, Inc.
            Registration Statement on Form S-3
            Filed May 29, 2026
            File No. 333-296351
Dear Li Wai Chung:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    David A. Bartz